UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FLOTEK INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

343389102

(CUSIP Number)

Robert J. Willette

Chief Legal Officer

ProFrac Holding Corp.

333 Shops Blvd., Suite 301

Willow Park, Texas 76087

Telephone: (817)-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 343389102

1.	NAMES OF REPORTING PERSONS ProFrac Holding Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 64,626,974 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 64,626,974 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,626,974 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Consists of (i) 9,338,185 shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Flotek Industries, Inc. (the “Issuer”) issuable upon conversion of the $10,161,112 in aggregate principal amount and PIK Interest thereunder as of March 31, 2022 of the 10% Convertible PIK Notes of the Issuer (the “Initial Notes”) issued to ProFrac Holdings, LLC (“ProFrac Holdings”) pursuant to the Note Purchase Agreement (as discussed in Item 3 and Item 4 of the Schedule 13D), (ii) 9,338,185 shares of Common Stock issuable upon conversion of the $10,161,112 in aggregate principal amount and PIK Interest thereunder as of March 31, 2022 of the 10% Convertible PIK Notes of the Issuer (the “Additional Notes”) issued to ProFrac Holdings pursuant to the Master Transaction Agreement (as discussed in Item 3 and Item 4 of the Schedule 13D) and (iii) 45,950,604 shares of Common Stock issuable upon conversion of the $50,000,000 in aggregate principal amount of the 10% Convertible PIK Notes of the Issuer (the “Convertible Notes”) issued to ProFrac Holdings pursuant to the Securities Purchase Agreement (as discussed in Item 3 and Item 4 of this Amendment).

(2)

Percent of class is calculated based on (i) 76,611,103 shares of Common Stock issued and outstanding as of May 13, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2022, plus (ii) 9,338,185 shares of Common Stock issuable to ProFrac Holdings II, LLC (“ProFrac Holdings II”) upon conversion of $10,161,112 in aggregate principal amount and PIK Interest thereunder as of March 31, 2022 of the Initial Notes, plus (iii) 9,338,185 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,161,112 in aggregate principal amount and PIK Interest thereunder as of March 31, 2022 of the Additional Notes, plus (iv) 45,950,604 shares of Common Stock issuable to ProFrac Holdings upon conversion of $50,000,000 in aggregate principal amount of the Convertible Notes, in each case based upon conversion of the Notes at a price of $1.088125 per share (the “Conversion Price”), and not including the conversion of any accrued but unpaid interest on any Notes.

SCHEDULE 13D

CUSIP No. 343389102

1.	NAMES OF REPORTING PERSONS ProFrac Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 64,626,974 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 64,626,974 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,626,974 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 9,338,185 shares of Common Stock issuable upon conversion of the $10,161,112 in aggregate principal amount and PIK Interest thereunder as of March 31, 2022 of the Initial Notes issued to ProFrac Holdings pursuant to the Note Purchase Agreement (as discussed in Item 3 and Item 4 of the Schedule 13D), (ii) 9,338,185 shares of Common Stock issuable upon conversion of the $10,161,112 in aggregate principal amount and PIK Interest thereunder as of March 31, 2022 of the Additional Notes issued to ProFrac Holdings pursuant to the Master Transaction Agreement (as discussed in Item 3 and Item 4 of the Schedule 13D) and (iii) 45,950,604 shares of Common Stock issuable to ProFrac Holdings upon conversion of $50,000,000 in aggregate principal amount of the Convertible Notes.

(2)

Percent of class is calculated based on (i) 76,611,103 shares of Common Stock issued and outstanding as of May 13, 2022, as reported by the Issuer in its Quarterly Report filed with the SEC on May 16, 2022, plus (ii) 9,338,185 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,161,112 in aggregate principal amount and PIK Interest thereunder as of March 31, 2022 of the Initial Notes, plus (iii) 9,338,185 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,161,112 in aggregate principal amount and PIK Interest thereunder as of March 31, 2022 of the Additional Notes, plus (iv) 45,950,604 shares of Common Stock issuable to ProFrac Holdings upon conversion of $50,000,000 in aggregate principal amount of the Convertible Notes, in each case based upon conversion of the Notes at the Conversion Price, and not including the conversion of any accrued but unpaid interest on any Notes.

SCHEDULE 13D

CUSIP No. 343389102

1.	NAMES OF REPORTING PERSONS ProFrac Holdings II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 64,626,974 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 64,626,974 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,626,974 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 9,338,185 shares of Common Stock issuable upon conversion of the $10,161,112 in aggregate principal amount and PIK Interest thereunder as of March 31, 2022 of the Initial Notes issued to ProFrac Holdings pursuant to the Note Purchase Agreement (as discussed in Item 3 and Item 4 of the Schedule 13D), (ii) 9,338,185 shares of Common Stock issuable upon conversion of the $10,161,112 in aggregate principal amount and PIK Interest thereunder as of March 31, 2022 of the Additional Notes issued to ProFrac Holdings pursuant to the Master Transaction Agreement (as discussed in Item 3 and Item 4 of the Schedule 13D) and (iii) 45,950,604 shares of Common Stock issuable to ProFrac Holdings upon conversion of $50,000,000 in aggregate principal amount of the Convertible Notes.

(2)

Percent of class is calculated based on (i) 76,611,103 shares of Common Stock issued and outstanding as of May 13, 2022, as reported by the Issuer in its Quarterly Report filed with the SEC on May 16, 2022, plus (ii) 9,338,185 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,161,112 in aggregate principal amount and PIK Interest thereunder as of March 31, 2022 of the Initial Notes, plus (iii) 9,338,185 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,161,112 in aggregate principal amount and PIK Interest thereunder as of March 31, 2022 of the Additional Notes, plus (iv) 45,950,604 shares of Common Stock issuable to ProFrac Holdings upon conversion of $50,000,000 in aggregate principal amount of the Convertible Notes, in each case based upon conversion of the Notes at the Conversion Price, and not including the conversion of any accrued but unpaid interest on any Notes.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2022, as amended by Amendment No. 1 thereto filed with the SEC on March 7, 2022 (collectively, the “Schedule 13D”), by certain of the Reporting Persons (as defined below) and certain other parties relating to shares of common stock, par value $0.0001 per share (“Common Stock”), of Flotek Industries, Inc. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined this Amendment have the respective meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended by amending and replacing in its entirety Item 2 as follows:

Schedule I attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(a) This Schedule 13D is being filed jointly by ProFrac Holding Corp. (“PubCo”), ProFrac Holdings, LLC (“ProFrac Holdings”) and ProFrac Holdings II, LLC (“ProFrac Holdings II” and, collectively, the “Reporting Persons”).

(b) The business address for each of the Reporting Persons is 333 Shops Boulevard, Suite 301, Willow Park, Texas 76087.

(c) PubCo is a publicly traded corporation. ProFrac Holdings is a manager-managed limited liability company. ProFrac Holdings II is a member-managed limited liability company.

(d) No Reporting Person has, during the last five (5) years, been convicted in any criminal proceeding (excluding traffic violations or other similar misdemeanors).

(e) No Reporting Person has, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) PubCo is incorporated and existing under the laws of the State of Delaware. ProFrac Holdings is a limited liability company organized under the laws of the State of Texas. ProFrac Holdings II is a limited liability company organized under the laws of the State of Texas.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

On May 17, 2022, the Issuer issued to ProFrac Holdings $50,000,000 in principal amount of 10% Convertible PIK Notes convertible into shares of Common Stock (the “Convertible Notes”) in consideration of ProFrac Services, LLC, a wholly-owned subsidiary of ProFrac Holdings II (“ProFrac Services”), entering into the Supply Agreement Amendment (as defined below) to amend the Chemical Products Supply Agreement by and between ProFrac Services and Flotek Chemistry, LLC, the Issuer’s wholly-owned subsidiary (“Flotek Chemistry”), dated February 2, 2022 (the “Supply Agreement”).

The Convertible Notes may be converted (in whole or in part) into Common Stock at a price of $1.088125 per share (the “Conversion Price”) at any time prior to the maturity date, which will be one year from the date of issuance. Interest on the Convertible Notes will begin to accrue on the unpaid principal balance commencing on the closing date at the rate of 10% per annum, payable in incremental principal amount. On the maturity date, the Convertible Notes would be mandatorily converted, and the entire unpaid principal balance of the Convertible Notes, plus any accrued and unpaid interest thereon, would become due and payable in shares of Common Stock at the lesser of the Conversion Price and $0.8705 per share (except in limited circumstances where cash settlement would occur). In the event of a change of control of the Issuer, the holder of the Convertible Notes would have the option to convert the outstanding principal and unpaid accrued interest on the Convertible Notes into shares of Common Stock at the lesser of the Conversion Price and $0.8705 per share, or redeem the Convertible Notes for cash at their outstanding principal plus accrued and unpaid interest thereon, together with the amount of interest that, but for the redemption, would have accrued to the maturity date. In addition, the Convertible Notes may be converted by the Issuer if the volume-weighted average trading price of Common Stock equals or exceeds the greater of $2.50 per share or $1.741 for 20 trading days during a 30 consecutive trading day period. The Conversion Price is subject to customary adjustments as described therein.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

Supply Agreement Amendment

On May 17, 2022, in connection with the closing of the Securities Purchase Agreement, dated February 16, 2022, by and between the Issuer and ProFrac Holdings (the “Securities Purchase Agreement”), ProFrac Services and Flotek Chemistry entered into an amendment to the Supply Agreement (the “Supply Agreement Amendment”), pursuant to which the Supply Agreement was amended to (a) increase ProFrac Services’ minimum purchase obligation for each year to the greater of 70% of ProFrac Services’ requirements and a baseline measured by ProFrac Services’ first 30 fleets, and (b) increase the term to 10 years.

Under the Supply Agreement, as amended, ProFrac is obligated to purchase a minimum amount of chemicals over the term of the Supply Agreement equal to the greater of (a) a baseline determined by reference to ProFrac Services’ first 30 fleets and (b) 70% of ProFrac Services’ requirements. Should ProFrac Services fail to purchase the minimum amount of chemicals in any given year, ProFrac Services is obligated to pay to Flotek Chemistry liquidated damages equal to 25% of the shortfall for such year. The Supply Agreement has a term of 10 years from April 1, 2022, subject to, among other things, early termination pursuant to the termination provisions of the Supply Agreement. Upon mutual agreement, Flotek Chemistry and ProFrac Services may extend the term of the Supply Agreement.

Registration Rights Agreement

On May 17, 2022, concurrent with the closing of the Securities Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with ProFrac Holdings relating to the registration of (a) the shares of Common Stock held or later acquired by ProFrac Holdings or its affiliates and (b) any shares of Common Stock issued as (or issuable upon the conversion, redemption, or exercise or any warrant, option, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, any such shares of Common Stock described in the preceding clause (a) or the Convertible Notes (the “Registrable Securities”).

Pursuant to the Registration Rights Agreement, the Issuer is required to use its commercially reasonable efforts to file a registration statement on or before 120 days from the date of the Registration Rights Agreement (the “Shelf Registration Statement”), and to cause such Shelf Registration Statement to become effective no later than four months following the initial filing of such Shelf Registration Statement. In certain circumstances and subject to customary qualifications and limitations, the holders of Registrable Securities will have piggyback registration rights on offerings of Common Stock initiated by the Issuer, among other rights as described in the Registration Rights Agreement, and selling holders will have rights to request that the Issuer initiate up to two Underwritten Offerings (as defined in the Registration Rights Agreement) of Registrable Securities in any 365-day period.

The foregoing descriptions of the Convertible Notes, the Supply Agreement, the Securities Purchase Agreement, the Supply Agreement Amendment and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the Convertible Notes, the Supply Agreement, the Securities Purchase Agreement, the Supply Agreement Amendment and the Registration Rights Agreement, which are filed herewith as Exhibits 1 through 5 to this Amendment and are incorporated herein by reference.

Board Designation

Under the Master Transaction Agreement between ProFrac Holdings and the Issuer, dated as of February 2, 2022, ProFrac Holdings was granted the right to designate two designees to serve on the Issuer’s board of directors (the “Issuer’s Board”). On May 17, 2022, in connection with the closing of the Securities Purchase Agreement, ProFrac Holdings was granted the right to designate two additional members of the Issuer’s Board, for a total of four out of seven directors on the Issuer’s Board. As of the date of this Amendment, (i) Matt D. Wilks, the Executive Chairman of PubCo, has been designated as one of these designees, and the Issuer has nominated Matt D. Wilks for election to the Issuer’s Board at the Issuer’s 2022 annual meeting of shareholders, to be held on June 9, 2022, (ii) PubCo and the Issuer are in discussions regarding a second potential designee, and (iii) the remaining designations have not yet been made.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amended and replacing in its entirety each of Item 5(a), 5(b) and 5(c) as follows:

(a)–(b) Each of the Reporting Persons may be deemed to beneficially own, and may be deemed to have shared power to direct the vote and shared power to dispose or to direct the disposition of, in the aggregate, 64,626,974 shares of Common Stock, representing approximately 45.8% of the issued and outstanding shares of Common Stock, based on (i) 76,611,103 shares of Common Stock outstanding as of May 13, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 16, 2022, plus (ii) 9,338,185 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,161,112 in aggregate principal amount and PIK Interest thereunder as of March 31, 2022 of the Initial Notes, plus (iii) 9,338,185 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,161,112 in aggregate principal amount and PIK Interest thereunder as of March 31, 2022 of the Additional Notes, plus (iv) 45,950,604 shares of Common Stock issuable to ProFrac Holdings upon conversion of $50,000,000 in aggregate principal amount of the Convertible Notes, in each case based upon conversion of the Notes at the Conversion Price, and not including the conversion of any accrued but unpaid interest on any Notes.

PubCo is the sole managing member of ProFrac Holdings. ProFrac Holdings is the sole member of ProFrac Holdings II. As a result, each of PubCo and ProFrac Holdings may be deemed to have shared voting and dispositive power over, and to share beneficial ownership of, the securities owned by each of ProFrac Holdings and ProFrac Holdings II.

(c) The information set forth in Item 3 of this Amendment is incorporated by reference into this Item 5(c).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

On June 2, 2022, the Reporting Persons entered into the Joint Filing Agreement attached as Exhibit 6 to this Amendment with respect to the joint filing of this Amendment and any subsequent amendments to the Schedule 13D.

The information set forth in Item 3 and Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

1	10% Convertible PIK Note dated May 17, 2022 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 18, 2022).

2	Chemical Products Supply Agreement, dated February 2, 2022, by and between Flotek Chemistry, LLC and ProFrac Services, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 4, 2022).

3	Amendment No. 1 to Chemical Products Supply Agreement, dated May 17, 2022, by and between Flotek Chemistry, LLC and ProFrac Services, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 18, 2022).

4	Securities Purchase Agreement, dated February 16, 2022, by and between Flotek Industries, Inc. and ProFrac Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 22, 2022).

5	Registration Rights Agreement, dated May 17, 2022, by and between Flotek Industries, Inc. and ProFrac Holdings, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 18, 2022).

6	Joint Filing Agreement, dated June 2, 2022, by and among ProFrac Holding Corp., ProFrac Holdings, LLC and ProFrac Holdings II, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2022

ProFrac Holding Corp.

By:	/s/ Robert J. Willette
Name: Robert J. Willette
Title: Chief Legal Officer

ProFrac Holdings, LLC

By:	/s/ Robert J. Willette
Name: Robert J. Willette
Title: Chief Legal Officer

ProFrac Holdings II, LLC

By:	/s/ Robert J. Willette
Name: Robert J. Willette
Title: Chief Legal Officer

Schedule I

Directors, Executive Officers and Controlling Stockholders of PubCo

The following sets forth the name, position and principal occupation of each control person, director and executive officer of PubCo. The business address of each director and executive officer of PubCo is 333 Shops Boulevard, Suite 301, Willow Park, Texas 76087. Each director and executive officer of PubCo is a citizen of the United States of America. To the best of the Reporting Persons’ knowledge, (i) none of the persons listed below during the last five (5) years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the persons listed below owns any securities of the Issuer or is party to any contract or agreement as would require disclosure in this Amendment.

Directors of PubCo	Title / Occupation

Matthew D. Wilks	Executive Chairman of ProFrac Holding Corp.; Vice President of Investments, Wilks Brothers, LLC

Sergei Krylov	Director; Investment Partner and Chief Financial Officer, Wilks Brothers, LLC

Terry Glebocki	Director

Stacy Nieuwoudt	Director; Self-employed investor

Gerald Haddock	Director; President, Haddock Enterprises, LLC

Executive Officers of PubCo	Title

Ladd Wilks	Chief Executive Officer

Lance Turner	Chief Financial Officer

Coy Randle	Chief Operating Officer

Robert Willette	Chief Legal Officer, Secretary

Controlling Stockholders of PubCo

PubCo consummated an initial public offering (the “IPO”) of its Class A common stock, par value $0.01 per share (the “PubCo Class A Common Stock”) on May 17, 2022. The following information is based on a Schedule 13D filed by the PubCo Reporting Persons (as defined below) with the SEC on May 27, 2022 regarding PubCo:

In the aggregate, THRC Holdings, LP, a Texas limited partnership (“THRC Holdings”), THRC Management, LLC, a Texas limited liability company (“THRC Management”), FARJO Holdings, LP, a Texas limited partnership (“FARJO Holdings”), FARJO Management, LLC, a Texas limited liability company (“FARJO Management”), Dan Wilks, the Farris and Jo Ann Wilks 2022 Family Trust, a Texas irrevocable trust (the “Farris Trust”), Farris Wilks and Jo Ann Wilks (collectively, the “PubCo Reporting Persons”) are the beneficial owners of (i) 26,665,430 shares of PubCo Class A Common Stock, representing 70.9% of the PubCo Class A Common Stock outstanding as of May 17, 2022, and (ii) 97,447,865 shares of Class B common stock, par value $0.01 per share, of PubCo (the “PubCo Class B Common Stock”), representing 96.4% of the PubCo Class B Common Stock outstanding as of May 17, 2022. The PubCo Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act. The PubCo Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act. In aggregate, combining the PubCo Reporting Persons’ PubCo Class A Common Stock and PubCo Class B Common Stock, as of May 17, 2022, the PubCo Reporting Persons collectively have voting power representing approximately 88.6% of PubCo’s outstanding common stock. The percentage of beneficial ownership is based upon (i) 39,008,850 shares of PubCo Class A Common Stock and (ii) 101,133,201 shares of PubCo Class B Common Stock outstanding as of May 17, 2022. The general partner of THRC Holdings is THRC Management. Dan Wilks is the sole member of THRC Management. FARJO Management is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management. Farris Wilks and Jo Ann Wilks each serve as a trustee of the Farris Trust and, in such capacity, share dispositive power over the shares of PubCo Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of PubCo Class A Common Stock owned by the Farris Trust.

In connection with the IPO, PubCo entered into a stockholders’ agreement (the “Stockholders’ Agreement”) with THRC Holdings, Farris Wilks and certain of their affiliates. Among other things, the Stockholders’ Agreement provides that, for so long as THRC Holdings, Farris Wilks and their affiliates individually or collectively beneficially own more than 50% of the outstanding shares of PubCo’s common stock, THRC Holdings and Farris Wilks will each have the right to designate one director for election to PubCo’s board of directors (the “PubCo Board”) following the IPO.

When THRC Holdings, Farris Wilks and their affiliates collectively beneficially own less than 50% of the outstanding shares of PubCo’s common stock, the PubCo Board will be divided into three classes, with directors of each class serving for staggered three-year terms, and THRC Holdings and Farris Wilks will each have the right to designate one class III director to the PubCo Board for so long as each of THRC Holdings and Farris Wilks and their affiliates collectively beneficially own at least 5% of the outstanding shares of PubCo’s common stock.

The business address of each of the PubCo Reporting Persons is 17018 IH 20, Cisco, Texas 76437. Each of Dan Wilks, Farris Wilks and Jo Ann Wilks is a citizen of the United States of America. The principal occupation of each of Dan Wilks, Farris Wilks and Jo Ann Wilks is self-employed investor.

The PubCo Reporting Persons disclaim beneficial ownership of any of the securities of the Issuer held by the Reporting Persons.